Exhibit 99.4

Notice of Change in Corporate Structure
Pursuant to Section 4.9 of National Instrument 51-102

Item 1	Names of the Parties to the Transaction

Central GoldTrust (“GoldTrust”), Sprott Asset Management Gold Bid LP and Sprott Physical Gold Trust.

Item 2	Description of the Transaction

On January 15, 2016, GoldTrust, Sprott Asset Management Gold Bid LP and Sprott Physical Gold Trust effected a merger transaction (the “Merger Transaction”) consisting of: (i) Sprott Asset Management Gold Bid LP contributing to GoldTrust an aggregate number of units of Sprott Physical Gold Trust (“PHYS Units”) equal to the aggregate Bonus Consideration in respect of the outstanding units of GTU (“GTU Units”) (other than those GTU Units held by or on behalf of Sprott Asset Management Gold Bid LP); (ii) GoldTrust distributed the Bonus Consideration referred to in (i) to the unitholders of GoldTrust (other than in respect of those GTU Units held by or on behalf of Sprott Asset Management Gold Bid LP); (iii) GoldTrust transferred all of the assets and liabilities of GoldTrust (other than GoldTrust’s administration agreement with Central Gold Managers Inc.) to Sprott Physical Gold Trust in exchange for PHYS Units on the basis of the aggregate NAV to NAV Exchange Ratio; and (iv) immediately following the transfer referred to in (iii), GoldTrust automatically redeemed all of the outstanding GTU Units (other than a single GTU Unit held by Sprott Asset Management Gold Bid LP) and distributed such PHYS Units to unitholders of GoldTrust, on the basis of the NAV to NAV Exchange Ratio.

As a result of the Merger Transaction and the Sprott Offer: (i) unitholders of GoldTrust received an aggregate of 4.4108 PHYS Units in exchange for each GTU Unit; (ii) Sprott Physical Gold Trust acquired all of the assets and liabilities of GoldTrust (other than GoldTrust’s administration agreement with Central Gold Managers Inc.); and (iii) Sprott Asset Management Gold Bid LP became the sole holder of GTU Units.

The terms “Bonus Consideration”, “NAV to NAV Exchange Ratio” and “Sprott Offer” have the meanings given to them in the management information circular of GoldTrust dated December 17, 2015 in connection with the special meeting of the unitholders of GoldTrust held on January 15, 2015.

Item 3	Effective Date of the Transaction

January 15, 2016

Item 4	Names of each Party, if any, that ceased to be a Reporting Issuer after the Transaction and of each Continuing Entity.

On January 22, 2016, GTU submitted a notice of voluntary surrender of reporting issuer status to the British Columbia Securities Commission.

On January 22, 2016, GTU submitted an application, with the Ontario Securities Commission as principal regulator, to cease to be a reporting issuer under the securities laws of Ontario, Alberta, Saskatchewan, Manitoba, Québec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, Yukon, the Northwest Territories and Nunavut.

Sprott Physical Gold Trust continues to be a reporting issuer in each of the provinces and territories of Canada.

Item 5	Date of the Reporting Issuer’s First Financial Year-End Subsequent to the Transaction

Not applicable.

Item 6	Periods, Including Comparative Periods, if any, of the Interim and Annual Financial Statements Required to be Filed for the Reporting Issuer’s First Financial Year Subsequent to the Transaction

Not applicable.

Item 7	Documents filed under NI 51-102 that describe the transaction and where they can be found in electronic format

Not applicable.

Dated:  January 25, 2016